UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

interclick, inc.
(Name of Subject Company)

interclick, inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

458483203
(CUSIP Number of Class of Securities)

Michael Katz
Chief Executive Officer
interclick, inc.
11 West 19th Street, 10th Floor
New York, New York 10011
(646) 722-6260
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Harvey J. Kesner, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Floor New York, New York 10006 Telephone: (212) 930-9700	David M. Schwartzbaum, Esq. Michael D. Helsel, Esq. Greenberg Traurig, LLP 200 Park Avenue New York, New York 10166 Telephone: (212) 801-9200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

interclick CEO Michael Katz On Being A Yahoo!

November 1, 2011 – 8:38 pm

Michael Katz is CEO of interclick, an online advertising technology company that was acquired yesterday by Yahoo!. Read the release.

Katz shared a few thoughts on the transaction with AdExchanger.com.

AdExchanger.com: Why sell now?

MK: This is about accelerating our roadmap. We believe in the tremendous opportunity to benefit from each other's core strengths. For us, the vision remains intact - we just plan on getting there much faster with greater resources. For Yahoo!, they get a best-in-class team and technology which has proven to be successful in today's ever-evolving, highly-fragmented ecosystem

What's your take on display, in general, right now? It seems there's a move toward creating a marketing stack if you will.

Google has done a great job at "owning the stack". They are trying to replicate what has made them so successful in search to a degree and many see that as the dominant strategy but interclick prides itself, and always has, on being innovators and that means not chasing the incumbent but maneuvering strategically as seen with platforms such as OSM and Genome.

Do you see Interclick's tech working with Right Media Exchange? Yahoo!'s network?

All of this will be unveiled in the coming months and quarters.

What are the plans for you and the rest of the interclick team? Will you stay on?

Its business as usual for us. The executives have signed on to join Yahoo! and we look forward to this incredible opportunity.

By John Ebbert